NSAR Questions 77I

Effective January 31, 2007, the Leuthold Asset Allocation Fund added a new class of Institutional Shares. The Retail Shares and Institutional Shares represent an interest in the same assets of the Leuthold Asset Allocation Fund, have the same rights and are identical in all material respects except that (1) Retail Shares of the Leuthold Asset Allocation Fund bear distribution (12b-1) fees and Institutional Shares are not subject to such fees; (2) Institutional Shares are available only to shareholders who invest directly in the Leuthold Asset Allocation Fund or who invest through a broker-dealer, financial institution or servicing agent that does not receive a service fee from the Leuthold Asset Allocation Fund or the Adviser; and (3) that the Board of Directors may elect to have certain expenses specific to the Retail Shares or Institutional Shares be borne solely by the Class to which such expenses are attributable, but any expenses not specifically allocated to the Retail Shares or Institutional Shares shall be allocated to each such Class on the basis of the net asset value of that Class in relation to the net asset value of the Leuthold Asset Allocation Fund.